UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No.  2  )


NAME OF ISSUER:  Fidelity Nat'l Title Group Inc.

TITLE OF CLASS OF SECURITIES:  Common

CUSIP NUMBER:  31620R105

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

CUSIP NO.  31620R105

(1)   Names of Reporting Persons            MELLON FINANCIAL CORPORATION
      SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                  Pennsylvania

Number of Shares             (5)  Sole Voting Power             6,119,084
Beneficially
Owned by Each                (6)  Shared Voting Power 	           21,971
Reporting Person
With                         (7)  Sole Dispositive Power        6,802,196

                             (8)  Shared Dispositive Power         76,983

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  6,891,528

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9) 	23.22

(12)  Type of Reporting Person (See Instructions)              HC

CUSIP NO.  31620R105

(1)   Names of Reporting Persons            	     THE DREYFUS COMPANY
      SS or IRS Identification Nos. Of Above Person   IRS No. 13-5673135

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                       New York

Number of Shares             (5)  Sole Voting Power		2,482,750
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,482,750

                             (8)  Shared Dispositive Power	   14,695

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,497,445

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9)		8.01%

(12)  Type of Reporting Person (See Instructions)              IA

CUSIP NO.  31620R105

(1)   Names of Reporting Persons        MELLON TRUST OF NEW ENGLAND, N.A.
      SS or IRS Identification Nos. Of Above Person   IRS No. 04-1107280

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                  Massachusetts

Number of Shares             (5)  Sole Voting Power		2,196,468
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,179,219

                             (8)  Shared Dispositive Power	   14,695

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,953,502

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9) 	10.57%

(12)  Type of Reporting Person (See Instructions)              BK

CUSIP NO.  31620R105

(1)   Names of Reporting Persons        	       EQUITY (DE) TRUST
      SS or IRS Identification Nos. Of Above Person   IRS No.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                  Massachusetts

Number of Shares             (5)  Sole Voting Power		2,179,219
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,196,468

                             (8)  Shared Dispositive Power	   63,855



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,953,502

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9) 	10.57%

(12)  Type of Reporting Person (See Instructions)              HC

CUSIP NO.  31620R105

(1)   Names of Reporting Persons        	       EQUITY (MA) TRUST
      SS or IRS Identification Nos. Of Above Person   IRS No.

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                  Massachusetts

Number of Shares             (5)  Sole Voting Power		2,179,219
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,196,468

                             (8)  Shared Dispositive Power	   63,855



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,953,502

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9) 	10.57%

(12)  Type of Reporting Person (See Instructions)              HC

CUSIP NO.  31620R105

(1)   Names of Reporting Persons                     TBCAM HOLDINGS, LLC
      SS or IRS Identification Nos. Of Above Person   IRS No. 04-3404988

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                       Massachusetts

Number of Shares             (5)  Sole Voting Power		2,574,969
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,885,038

                             (8)  Shared Dispositive Power	   14,695



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,899,733

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9)		9.30%

(12)  Type of Reporting Person (See Instructions)              HC

CUSIP NO.  31620R105

(1)   Names of Reporting Persons  THE BOSTON COMPANY ASSET MANAGEMENT, LLC
      SS or IRS Identification Nos. Of Above Person   IRS No. 04-3404987

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                       Massachusetts

Number of Shares             (5)  Sole Voting Power		2,574,969
Beneficially
Owned by Each                (6)  Shared Voting Power 		   14,695
Reporting Person
With                         (7)  Sole Dispositive Power	2,885,038

                             (8)  Shared Dispositive Power	   14,695



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,899,733

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9)		9.30%

(12)  Type of Reporting Person (See Instructions)              IA

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G
                  (Under the Securities and Exchange Act of 1934)

Item 1(a)  Name of Issuer:  Fidelity Nat'l Title Group Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
						601 Riverside Ave.
						Jacksonville, FL  32204

Item 2(a)  Name of Person Filing:  Mellon Financial Corporation and any other reporting person(s) identified on the
                                   second part of the cover page(s) and
     				   Exhibit I.

Item 2(b)  Address of Principal Business Office, or if None, Residence:
                                             c/o Mellon Financial Corporation
                                             One Mellon Center
                                             Pittsburgh, Pennsylvania 15258
                                             (for all reporting persons)

Item 2(c)  Citizenship:                      See cover page and Exhibit I.

Item 2(d)  Title of Class of Securities:     Common

Item 2(e)  CUSIP Number:  31620R105

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person") for each reporting person.

               BK = Bank as defined in Section 3(a)(6) of the Act

               IV = Investment Company registered under Section 8 of the
                    Investment Company Act of 1940

               IA = Investment Advisor registered under Section 203 of the
                    Investment Advisors Act of 1940

               EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    Section 240.13-d(1)(b)(1)(ii)(F)

               HC = Parent Holding Company, in accordance with Section
                    240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538(January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that Mellon Financial Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this
Schedule 13G.

The following information applies if checked: (     ) Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6  Ownership of More than Five Percent on Behalf of Another
Person: All of the securities are beneficially owned by Mellon Financial Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A



Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Financial Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:  November 10, 2006

MELLON FINANCIAL CORPORATION

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Financial Corporation

Each of the undersigned hereby authorizes Mellon Financial Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date:  November 10, 2006

THE DREYFUS CORPORATION

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Financial Corporation

Date:  November 10, 2006

MELLON TRUST OF NEW ENGLAND, N.A.

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Trust of New England, N.A.

Date:  November 10, 2006

EQUITY (DE) TRUST

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Equity (DE) Trust

Date:  November 10, 2006

EQUITY (MA) TRUST

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Equity (MA) Trust

Date:  November 10, 2006

TBCAM HOLDINGS, LLC

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      TBCAM Holdings, LLC

Date:  November 10, 2006

THE BOSTON COMPANY ASSET MANAGEMENT, LLC

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      The Boston Company Asset Management, LLC

				EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Financial Corporation, as marked (X):

(A)	The Item 3 classification of each of the subsidiaries listed below is
	Item 3(b) Bank as defined in Section 3(a)(6) of the Act.

	(X) Mellon Bank, N.A. (parent holding company of MMIP, LLC; Mellon Trust of Delaware, National Association)
	(X) Mellon Trust of New England, National Association (parent holding company of Equity (DE) Trust 1 and Equity (DE) Trust 2)
	(X)  Mellon Private Trust Company, National Association
	(X)  Mellon Trust of California
	(X)  Mellon Trust of Delaware, National Association
	( )  Mellon Trust of New York, LLC
	( )  Mellon Trust of Washington

(B)	The Item 3 classification of each of the subsidiaries listed below is
	"Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940."

	( )  Boston Safe Advisors, Inc.
	(X) The Dreyfus Corporation (parent holding company of Dreyfus Service Corporation)
	(X) Dreyfus Service Corporation (parent holding company Founders Asset Management LLC)
	( )  Founders Asset Management LLC
	(X)  Franklin Portfolio Associates LLC
	( )  Laurel Capital Advisors, LLP
	(X)  Mellon Capital Management Corporation
	(X)  Mellon Equity Associates, LLP
	( )  Mellon Global Investments Limited
	( )  Newton Capital Management Limited
	(X)  Standish Mellon Asset Management Company LLC
	(X)  The Boston Company Asset Management, LLC.

(C)	The Item 3 classification of each of the legal entities listed below is
	"Item 3(g) Parent Holding Company, in accordance with
	Section 240.13d-I(b)(ii)(G)."

	(X)  Mellon Financial Corporation
	(X)  MMIP, LLC (parent holding company to Laurel Capital Advisors, LLP;
	     Mellon Equity Associates, LLP)
	(X)  The Boston Company, Inc. (parent holding company of Mellon Private
	     Trust Company, National Association; Mellon Trust of California;
	     Mellon Trust of New York, LLC; Mellon Trust of Washington)
	(X)  Franklin Portfolio Holdings, LLC (parent holding company of Franklin
	     Portfolio Associates, LLC)
	(X)  TBCAM Holdings, LLC (parent holding company of The Boston Company Asset
	     Management, LLC)
	(X)  Equity (MA) Trust (parent holding company of Boston Safe Advisors,
	     Inc.; Franklin Portfolio Holdings, LLC; TBCAM Holdings, LLC)
	(X)  Equity (DE) Trust 1 and Equity (DE) Trust 2 (parent holding companies
	     of Equity (MA) Trust)
	( )  Newton Management Limited (parent holding company of Newton Capital
             Management Limited; Newton Investment Management Limited)
	( )  Mellon International Limited (parent holding company of Newton Management
             Limited)
	( )  Neptune LLC (parent holding company of Mellon International Limited)
	(X)  MBC Investments Corporation (parent holding company of Mellon Capital
	     Management Corporation; Neptune LLC)
	(X)  Fixed Income (MA) Trust (parent holding company of Standish Mellon Asset
	     Management Company LLC)
	(X)  Fixed Income (DE) Trust (parent holding company of Fixed Income(MA) Trust)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON FINANCIAL CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON MELLON FINANCIAL CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR MELLON FINANCIAL CORPORATION).